Exhibit 1

Safe Bulkers, Inc. Reports Results for the Third Quarter and the First Nine Months of 2012 and Declares Quarterly Dividend

Athens, Greece – November 14, 2012 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and nine months periods ended September 30, 2012. The Company’s Board of Directors also declared a quarterly dividend of $0.05 per share for the third quarter of 2012.

Summary of Results for the Third Quarter 2012

•

Net revenue for the third quarter of 2012 increased by 10.1% to $46.8 million from $42.5 million during the same period in 2011.

•

Net income for the third quarter of 2012 increased by 4.5% to $20.7 million from $19.8 million during the same period in 2011. Adjusted net income1 for the third quarter of 2012 decreased by 12.0% to $22.8 million from $25.9 million during the same period in 2011.

•

EBITDA2 for the third quarter of 2012 increased by 18.0% to $31.4 million from $26.6 million during the same period in 2011. Adjusted EBITDA1 for the third quarter of 2012 increased by 1.8% to $33.4 million from $32.8 million during the same period in 2011.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the third quarter of 2012 were $0.27 and $0.30, respectively, calculated on a weighted average number of 76,658,865 shares, compared to $0.28 and $0.37, during the same period in 2011, calculated on a weighted average number of 70,889,569 shares.

•

The Company’s Board of Directors declared a dividend of $0.05 per share for the third quarter of 2012.

Summary of Results for the Nine Months Period Ended September 30, 2012

•

Net revenue for the nine-months period ended September 30, 2012 increased by 9.5% to $138.0 million from $126.0 million during the same period in 2011.

•

Net income for the nine-months period ended September 30, 2012 decreased by 3.5% to $63.9 million from $66.2 million. Adjusted net income for the nine-months period ended September 30, 2012 decreased by 12.1% to $69.3 million from $78.8 million during the same period in 2011.

•

EBITDA for the nine-months period ended September 30, 2012 increased by 8.2% to $93.7 million from $86.6 million during the same period in 2011. Adjusted EBITDA for the nine-months period ended September 30, 2012 was practically unchanged to $99.1 million from $99.2 million during the same period in 2011.

______________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See Table 1.

•

EPS and Adjusted EPS for the nine-months period ended September 30, 2012 of $0.85 and $0.92, respectively, calculated on a weighted average number of 75,066,388 shares, compared to $0.96 and $1.14, during the same period in 2011, calculated on a weighted average number of 68,980,741 shares.

Fleet and Employment Profile

In August 2012, we took delivery of our newbuild Pedhoulas Fighter, an 81,600 dwt, Chinese-built, Kamsarmax class vessel. Upon delivery, Pedhoulas Fighter entered into a one-year period time charter with a daily gross charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 4% less $1,000.

In September 2012, we took delivery of our newbuild Pedhoulas Farmer, an 81,600 dwt, Chinese-built, Kamsarmax class vessel. Upon delivery Pedhoulas Farmer entered into a one-year period time charter at an $8,000 daily gross charter rate.

In November 2012, we acquired a second-hand, 76,900 dwt, Japanese, 2003-built, Panamax class vessel, named Koulitsa, for a purchase price of $14.2 million. Koulitsa has been employed in the spot market.

The Company’s operational fleet, as of November 9, 2012, was comprised of 24 drybulk vessels with an average age of 4.36 years and an aggregate carrying capacity of 2,208,100 dwt and consisted of six Panamax class vessels, six Kamsarmax class vessels, 10 Post-Panamax class vessels and two Capesize class vessels, all built post-2003.

In October 2012, we entered into a shipbuilding contract for the construction of one 181,000 dwt, Japanese-built, Capesize class newbuild vessel at an attractive price with expected delivery in January 2014. This vessel will replace a newbuild Capesize class vessel under construction which is experiencing excessive construction delays, in an existing 10 year period time charter.  Such time charter was amended to allow vessel substitution with a later start date in January 2014 at a reduced gross daily charter rate of $23,100 for the first two and a half years. Other material charter party terms including the daily gross charter rate of $24,810 for the final 7.5 years remain unchanged.

In October 2012, we agreed with the relevant shipyard to delay scheduled deliveries of two Post-Panamax class vessels, from the second half of 2014 to the second half of 2015.

The Company, as of November 9, 2012, had contracted to acquire seven newbuild drybulk vessels with scheduled deliveries, at various times through 2015. The orderbook consists of three Panamax class vessels, two Post-Panamax class vessels and two Capesize-class vessels.

Set out below is a table showing our existing and newbuild vessels and their contracted employment.

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
Current Fleet
Panamax
Maria	76,000	2003	Japan	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	Japan	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	Japan	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	Japan	28,069	Mar 2010 – Mar 2015
Efrossini	75,000	2012	Japan	15,700	Jul 2012– Nov 2012
Koulitsa	76,900	2003	Japan	9,000	Nov 2012– Dec 2012

Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	18,350	Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	Japan	41,850 BPI + 6.5%(4)	Aug 2008 – Jul 2013 Aug 2013 – Jul 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 – May 2014
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012– Nov 2013
Pedhoulas Fighter	81,600	2012	China	(BPI + 4%) -1,000 (5)	Aug 2012 – Jul 2013
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 – Sep 2013

Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 – Dec 2013
Sophia	87,000	2007	Japan	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 – Mar 2015
Martine	87,000	2009	Japan	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	South Korea	8,125	Oct 2012 – Dec 2012
Panayiota K	92,000	2010	South Korea	8,200	Oct 2012 – Nov 2012
Venus Heritage	95,800	2010	Japan	10,250	Nov 2012 – Nov 2012
Venus History	95,800	2011	Japan	12,000	Sep 2012– Jan 2013
Venus Horizon	95,800	2012	Japan	9,000	Aug 2012– Dec 2012

Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Jan 2012 – Dec 2021
Subtotal	2,208,100

New builds
Panamax
Hull No. 814	75,000	Jul 2013	Japan
Hull No. 1659	76,500	Oct 2013	Japan
Hull No. 1660	76,600	Feb 2014	Japan

Post-Panamax
Hull No. 2396	84,000	Sep 2015	Japan
Hull No. 2397	84,000	Oct 2015	Japan

Capesize
Hull No. 131	180,000	Dec 2012(6)	China
Hull No. 8126	181,000	Jan 2014	Japan	24,376	Jan 2014 –Jan 2024
Subtotal	757,100
Total	2,965,200

1)

For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of November 9, 2012, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter with a forward delivery date in August of 2013 for a duration of 23 to 25 months, at a gross daily charter rate linked to the BPI plus a premium of 6.5%.

5)

A period time charter for a duration of 10 to 12 months, at a gross daily charter rate linked to the BPI plus a premium of 4% less $1,000.

6)

Latest contractual date for vessel’s delivery after which the Company has the option to cancel the contract.

The Company’s charter coverage3 for the following periods, based on the Company’s best estimates as of November 9, 2012, was:

2012 (remaining) ……………….....89%

2012 (full year) ……………………98%

2013 …..…………………………...59%

                                      2014

…..…………………………..27%

Capital expenditure requirements and liquidity

As of November 9, 2012, the remaining capital expenditure requirements to shipyards or sellers, net of commissions, for the delivery of the seven newbuilds amounted to $199.5 million, of which $22.9 million is scheduled to be paid in 2012, $67.6 million is scheduled to be paid in 2013, $57.8 million is scheduled to be paid in 2014, and $51.2 million is scheduled to be paid in 2015.

As of November 9, 2012, the Company had $125.4 million in cash and short-term time deposits, $5.9 million in long-term restricted cash, and estimated aggregate borrowing capacity of $49.2 million, consisting of $9.2 million available under existing revolving credit facilities and $40.0 million undrawn availability against our $50.0 million floating rate note.

Additionally, the Company utilizes cash flows from operations generated by its contracted period time charters, and has the ability to borrow additional amounts secured by one existing debt-free vessel and seven newbuild vessels upon their delivery to us.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.05 per share payable on or about November 30, 2012 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on November 26, 2012.

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3 Charter coverage is determined, for the referenced period, by dividing the total number of contracted days by the total number of ownership days for existing vessels and for newbuild vessels upon their delivery to us.

The Company had 76,661,451 shares of common stock issued and outstanding as of November 9, 2012.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or might not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Due to prolonged challenging chartering market environment, large industry orderbook through 2013 and unstable global financial conditions, our Board has decided to reduce our quarterly dividend. We have paid a dividend consistently since our initial public offering in 2008, and we remain committed to returning cash to our stockholders. We continue to actively manage our orderbook through selective reductions in newbuild acquisition costs, prolonging existing newbuild deliveries and opportunistically acquiring newbuilds and second hand vessels at attractive prices. We maintain our low financial costs by continuing to make proactive prepayments to our banks in order to ensure compliance with our financial covenants. We have a lean and efficient cost structure in relation to operating expenses, management fees and general and administrative expenses. We believe it is important to preserve liquidity in this environment as we aim to further strengthen our balance sheet and deleverage our company while maintaining the ability to make additional acquisitions in the depressed asset market, timely, for the next upward shipping cycle.''

Conference Call

On Thursday, November 15, 2012 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 23, 2012 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Results of the Third Quarter of 2012

Net income increased by 4.5% to $20.7 million for the third quarter of 2012 from $19.8 million for the third quarter of 2011, mainly due to the following factors:

Net revenues: Net revenues increased by 10.1% to $46.8 million for the third quarter of 2012, compared to $42.5 million for the same period in 2011, mainly due to an increased number of operating days. The Company operated 21.47 vessels on average during the third quarter of 2012, earning a TCE4 rate of $22,534, compared to 16.24 vessels and a TCE rate of $28,312 during the same period in 2011.

Vessel operating expenses: Vessel operating expenses increased by 25.8% to $8.3 million for the third quarter of 2012, compared to $6.6 million for the same period in 2011. The increase in operating expenses is mainly attributable to an increase in ownership days by 32.2% to 1,975 days for the third quarter of 2012 from 1,494 days for the same period in 2011. Daily vessel operating expenses decreased by 5.4% to $4,185 for the third quarter of 2012 compared to $4,426 for the same period in 2011.

Depreciation: Depreciation increased to $8.3 million for the third quarter of 2012, compared to $5.8 million for the same period in 2011, as a result of the increase in the average number of vessels owned by the Company during the third quarter of 2012.

Voyage expenses: Voyage expenses increased to $2.3 million for the third quarter of 2012, compared to $0.2 million for the same period in 2011, as a result of increased vessel repositioning expenses.

Interest expense: Interest expense increased to $2.3 million or 109.1% in the third quarter of 2012 from $1.1 million for the same period in 2011, mainly due to the combination of a higher weighted average loan balance and a higher weighted average interest rate.

Loss on derivatives: Loss on derivatives decreased to $ 2.1 million in the third quarter of 2012, compared to a loss of $6.2 million for the same period in 2011 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.0 years as of September 30, 2012.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

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4 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2011	2012	2011	2012
REVENUES:
Revenues	43,302	47,687	128,321	140,423
Commissions	(771)	(842)	(2,330)	(2,433)
Net revenues	42,531	46,845	125,991	137,990
EXPENSES:
Voyage expenses	(233)	(2,340)	(1,040)	(5,907)
Vessel operating expenses	(6,613)	(8,266)	(18,879)	(24,746)
Depreciation	(5,838)	(8,275)	(17,066)	(23,495)
General and administrative expenses	(2,126)	(2,404)	(6,018)	(7,205)
Early redelivery income	-	-	101	-
Operating income	27,721	25,560	83,089	76,637
OTHER (EXPENSE) / INCOME:
Interest expense	(1,098)	(2,291)	(3,740)	(6,187)
Other finance costs	(748)	(415)	(868)	(1,026)
Interest income	259	281	787	777
Loss on derivatives	(6,165)	(2,081)	(12,317)	(5,449)
Foreign currency (loss)/gain	(18)	12	(409)	12
Amortization and write-off of deferred finance charges	(185)	(323)	(363)	(867)
Net income	19,766	20,743	66,179	63,897
Earnings per share	0.28	0.27	0.96	0.85
Weighted average number of shares	70,889,569	76,658,865	68,980,741	75,066,388

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2011	September 30, 2012
ASSETS
Cash, time deposits	28,121	121,565
Other current assets	9,838	12,033
Vessels, net	655,356	804,602
Advances for vessel acquisition and vessels under construction	122,307	60,636
Restricted cash non-current	5,423	5,923
Long-term investment	50,000	50,000
Other non-current assets	6,226	7,104
Total assets	877,271	1,061,863

LIABILITIES AND EQUITY
Current portion of long-term debt	18,486	23,821
Other current liabilities	33,187	32,325
Long-term debt, net of current portion	465,805	593,205
Other non-current liabilities	27,951	15,076
Shareholders’ equity	331,842	397,436
Total liabilities and equity	877,271	1,061,863

Fleet Data 2012

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2011	2012	2011	2012

FLEET DATA
Number of vessels at period’s end	17	23	17	23
Average age of fleet (in years)	4.29	4.02	4.29	4.02
Ownership days (1)	1,494	1,975	4,390	5,545
Available days (2)	1,494	1,975	4,382	5,545
Operating days (3)	1,491	1,960	4,374	5,501
Fleet utilization (4)	99.8%	99.2%	99.6%	99.2%
Average number of vessels in the period (5)	16.24	21.47	16.08	20.24

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$28,312	$22,534	$28,515	$23,820
Daily vessel operating expenses (7)	$4,426	$4,185	$4,300	$4,463

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(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in Company’s fleet was in the Company’s possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of the Company’s available days in a period less the aggregate number of days that the Company’s vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of the Company’s operating days during a period by the number of the Company’s ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of the Company’s available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2011	2012	2011	2012
Net Income - Adjusted Net Income
Net Income	19,766	20,743	66,179	63,897
Less Early Redelivery Income	-	-	(101)	-
Plus Loss on Derivatives	6,165	2,081	12,317	5,449
Plus Foreign Currency Loss/(gain)	18	(12)	409	(12)
Adjusted Net Income	25,949	22,812	78,804	69,334

EBITDA - Adjusted EBITDA
Net Income	19,766	20,743	66,179	63,897
Plus Net Interest Expense	839	2,010	2,953	5,410
Plus Depreciation	5,838	8,275	17,066	23,495
Plus Amortization	185	323	363	867
EBITDA	26,628	31,351	86,561	93,669
Less Early Redelivery Income	-	-	(101)	-
Plus Loss on Derivatives	6,165	2,081	12,317	5,449
Plus Foreign Currency Loss/(gain)	18	(12)	409	(12)
ADJUSTED EBITDA	32,811	33,420	99,186	99,106

EPS – Adjusted EPS
Net Income	19,766	20,743	66,179	63,897
Adjusted Net Income	25,949	22,812	78,804	69,334
Weighted average number of shares	70,889,569	76,658,865	68,980,741	75,066,388
EPS	0.28	0.27	0.96	0.85
Adjusted EPS	0.37	0.30	1.14	0.92

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 24 drybulk vessels, all built post-2003, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2015.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com